September 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Michael Henderson, Staff Accountant
Marc Thomas, Staff Accountant

Re: Rocket Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
File No. 001-39432

Mr. Henderson and Mr. Thomas,

This letter sets forth the responses for Rocket Companies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 13, 2022 regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly Period Ended June 30, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to Rocket Companies, page 38

1. We note the Company’s adjustment to the provision for income tax of $636 for the three months ended June 30, 2022 does not recalculate as the effective tax rate, as disclosed in footnote (2) to your table, multiplied by the net income adjustment of $56,963. Please provide us with the calculation and an explanation of the basis for your adjustment to the provision for income tax for the three months ended June 30, 2022. In future filings, please clarify in your disclosures the reason any material differences from these adjustments to the Effective Income Tax Rate.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the table below for the calculation of the Adjustment to the provision for income tax of $(636) for the three months ended June 30, 2022.

The purpose of the Adjustment to the provision for income tax within this reconciliation is to adjust the amount of income tax computed assuming the Company owns 100% of the non-voting common interest units of RKT Holdings, LLC (“Holdings”).

The primary reason for the adjustment is the Holdings’ income allocated to certain members is taxed at the individual shareholder level while the Holdings’ income allocated to the Company is taxed at the C-corporation tax rates. Therefore, if all the income of Holdings was allocated to the Company, all of Holdings’ income would be subject to tax at the C-Corporation tax rates and the Adjustment to the provision for income tax is intended to reflect the additional income tax expense in this scenario.

The Adjustment to the provision for income tax represents additional income tax of $(636) which is the difference between the Provision for income taxes of $18,761 and the total Adjusted provision for income taxes of $19,397. Multiplying the net income adjustment by the effective tax rate disclosed in footnote (2) of 24.51% will not equal the Adjustment to the provision for income tax as a portion of the Provision of income taxes of $18,761 is included within the net income adjustment of $56,963.

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The table below provides the full calculation of the Adjustment to the provision for income tax.

($ in thousands)	Three months ended June 30, 2022
Net income attributable to Rocket Companies	$3,415
Net income impact from pro forma conversion of Class D common shares to Class A common shares	56,963
Provision for income taxes	18,761
Adjusted income before income taxes	$79,139

Effective Income Tax Rate for Adjusted Net Income (Loss) from footnote (2)	24.51%
Adjusted provision for income taxes	19,397
Provision for income taxes	18,761

Adjustment to the provision for income tax	$(636)

To further clarify this disclosure in the future, and in response to the Staff’s comment, the Company plans to disclose the following in a footnote going forward: “Rocket Companies is subject to U.S. Federal income taxes, in addition to state, local and Canadian taxes with respect to its allocable share of any net taxable income of Holdings. The Adjustment to the provision for income tax reflects the difference between (a) the income tax computed using the effective tax rates below applied to the Income before income taxes assuming Rocket Companies, Inc. owns 100% of the non-voting common interest units of Holdings and (b) the Provision for income taxes.”

Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021

Gain on sale of loans, net, page 44

2. We note your tabular disclosure on page 44 providing a breakdown of the various components that comprise the “Gain on sale of loans, net.” We also note your related discussion of the changes in this line in the aggregate, as well as the net (loss) gain on sales of loans and fair value of MSRs components, on pages 45 and 46. Please address the following:

•	In regard to your discussion of the change in net (loss) gain on sales of loans, tell us and revise your future filings to describe the individual factors causing the change.

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For example, explain whether amounts being received are less than the UPB or the changes in origination fees have impacted the amounts recognized and/or how changes in volume impacted amounts received during the interim periods presented which resulted in the losses recognized in fiscal 2022 to date as compared to the gains recognized in the interim periods of fiscal 2021;

•	For each period presented, tell us and revise your future filings to provide a more robust discussion of all significant components comprising the gain on sale of loans, net (e.g., Fair value adjustment on loans held for sale and IRLCs, etc.). Ensure your response and revised disclosure provide a thorough discussion addressing the specific factors which resulted in the positive fair value adjustment in some periods compared to a negative fair value adjustment in other periods; and

•	Provide a similar level of disaggregation and discussion regarding the gain on sale for each of the Company’s operating segments on pages 48 to 50.

With respect to the first bullet of the Staff’s comment, the Company respectfully advises the Staff that it will revise its future filings to describe key individual factors causing changes in Net (loss) gain on sales of loans in future periods and refers the Staff to Annex A attached to this letter, which illustrates proposed revisions to the Company’s disclosure for future filings as applied to the Company’s disclosures in the filed Form 10-Q for the Quarterly Period Ended June 30, 2022.

With respect to the second bullet of the Staff’s comment regarding the discussion of Gain on sale of loans, net, the Company respectfully advises the Staff that the significant components comprising Gain on sale of loans, net, include (i) Net (loss) gain on sale of loans, (ii) Fair value of originated MSRs, (iii) (Provision for) benefit from investor reserves, (iv) Fair value adjustment on loans held for sale and IRLCs and (v) Revaluation from forward commitments economically hedging loans held for sale and IRLCs. The Company will revise its future filings to include a discussion of each significant component comprising Gain on sale of loans, net and will provide a discussion of the specific factors impacting fair value adjustments as compared to other periods. The Company respectfully refers the Staff to Annex A attached to this letter, which shows proposed revisions to the Company’s disclosure for future filings as applied to the Company’s disclosures in the filed Form 10-Q for the Quarterly Period Ended June 30, 2022.

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With respect to the third bullet of the Staff’s comment, the Company respectfully advises the Staff that the Company does not internally prepare a similar level of disaggregation of Gain on sale of loans, net, for each of the Company’s reportable segments and does not believe that such information would be useful to investors in understanding the Company’s financial statements. Preparing this information at a similar level of disaggregation would require the Company to make a series of assumptions regarding the allocation of gains and losses on hedging loans held for sale and IRLCs among its reportable segments, which would render the result of such disaggregation an imprecise estimate. Additionally, the Company’s management does not disaggregate the information in this way when making decisions in operating the business. As a result, the Company does not disclose this information because such a presentation would inherently be an estimate, is not used internally by the Company, and may be confusing, and in some cases, misleading for investors given the inherent assumptions that would be required in order to prepare the disaggregated information and highlighting information that is not material to the Company.

Other Income, page 47

3. Please provide us with and revise your future filings to include disclosure, in tabular format, quantifying the revenues recognized by each of the identified businesses (e.g., Amrock, Rocket Homes, Rocket Auto, etc.), which are reflected as “other income” for each of the periods presented. In addition, revise your discussion of changes in other income on page 47 to quantify the specific impacts, fluctuations and trends noted between the periods presented for these businesses.

The Company respectfully refers the Staff to Note 1, Business, Basis of Presentation and Accounting Policies on pages 10 and 11 of the Company’s Condensed Consolidated Financial Statements included in the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2022, in which the Company provides a discussion of the revenue streams included in Other income on a disaggregated basis. In addition, the Company respectfully refers the Staff to our Key Performance Indicators table on page 61 of the Company’s Consolidated Financial Statements included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021, in which the Company discloses the gross revenue for several entities on an annual basis.

The Company will revise future filings to include additional tabular disclosure quantifying the revenues recognized by the significant businesses reflected in Other income and provide explanations for any significant fluctuations. The Company respectfully refers the Staff to the section titled “Other income” in Annex A attached to this letter, which shows proposed revisions to the Company’s disclosure for future filings as applied to the Company’s disclosures in the filed Form 10-Q for the Quarterly Period Ended June 30, 2022.

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If you have any questions regarding the responses contained in this letter, please do not hesitate to contact Brian Brown, Chief Accounting Officer, at (313) 482-9053 or Julie Booth, Chief Financial Officer, at (313) 373-7698.

Sincerely,

/s/ Julie Booth
Julie Booth

cc:	Jay Farner
Rocket Companies, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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Annex A

Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021

Summary of Operations

Gain on sale of loans, net

The components of gain on sale of loans for the periods presented were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Net (loss) gain on sale of loans	$(448,270)	$1,704,139	$(573,864)	$4,291,569
Fair value of originated MSRs	459,473	857,111	1,256,088	2,030,275
(Provision for) benefit from investor reserves	(9,846)	19,316	(12,232)	13,969
Fair value adjustment on loans held for sale and IRLCs	258,075	357,026	(485,426)	(1,526,917)
Revaluation from forward commitments economically hedging loans held for sale and IRLCs	547,406	(596,103)	2,106,057	1,085,035
Gain on sale of loans, net	$806,838	$2,341,489	$2,290,623	$5,893,931

Three months ended June 30, 2022 summary

Gain on sale of loans, net was $806.8 million, a decrease of $1.5 billion, or 65.5%, when compared to $2.3 billion for the same period in 2021.

Net (loss) gain on sale of loans, which represents the premium received in excess of the UPB, plus net origination fees, decreased $2.2 billion, or 126.3%, to $(448.3) million in the quarter, compared to $1.7 billion in 2021. The change was driven by a decrease in mortgage loan origination volume of $49.2 billion, or 58.8% compared to 2021, as well as interest rates increases subsequent to the time the loans were originated resulting in loans being sold at a loss. Net (loss) gain on sale of loans is partially offset by the forward hedge commitments included in Revaluation from forward commitments economically hedging loans held for sale and IRLCs. See below for additional explanation of that activity.

Fair value of originated MSRs, which represents the estimated fair value of MSRs related to loans which we have sold and retained the right to service, was $459.5 million, a decrease of $397.6 million, or 46.4%, as compared with $857.1 million in 2021. The decrease was primarily due to a reduction in sold loan volume of $45.9 billion, or 58.1%, to $33.1 billion in 2022 from $79.0 billion in 2021.

The (Provision for) benefit from investor reserves is related to the provision to establish our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. The $29.2 million, or 151.0% decrease compared to 2021, was primarily due to a decrease in the expected loss rates, which resulted in a benefit to our provision.

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Annex A

Fair value adjustment on loans held for sale and IRLCs decreased $99.0 million, or 27.7% compared to 2021. The decrease is driven by the decrease in mortgage loan origination volume.

Revaluation from forward commitments economically hedging loans held for sale and IRLCs represents the gains or losses on our forward loan purchase commitments used to hedge the risk of potential changes in the value of mortgage loans held for sale and IRLCs, increased by $1.1 billion, or 191.8% compared to 2021. The increase is reflective of the increase in interest rates during the period, and partially offsets the decrease in Net (loss) gain on sale of loans for the period as discussed above.

Six months ended June 30, 2022 summary

Gain on sale of loans, net was $2.3 billion, a decrease of $3.6 billion, or 61.1%, as compared with $5.9 billion for the same period in 2021.

Net (loss) gain on sale of loans decreased $4.9 billion, or 113.4%, to $(0.6) billion for the quarter, compared to $4.3 billion in the same period in 2021. The change was driven by a decrease in mortgage loan origination volume of $98.8 billion, or 52.7% compared to 2021, as well as interest rates increases subsequent to the time the loans were originated resulting in loans being sold at a loss. Net (loss) gain on sale of loans is partially offset by the forward hedge commitments included in Revaluation from forward commitments economically hedging loans held for sale and IRLCs. See below for additional explanation of that activity.

Fair value of originated MSRs was $1.3 billion, a decrease of $0.8 billion, or 38.1%, when compared to $2.0 billion in 2021. The decrease was due to a reduction in sold loan volume of $89.5 billion, or 48.4%, to $95.3 billion in 2022 from $184.8 billion in 2021.

The (Provision for) benefit from investor reserves decreased $26.2 million, or 187.6% compared to 2021, which was primarily due to a decrease in the expected loss rates, which resulted in a benefit to our provision.

Fair value adjustment on loans held for sale and IRLCs increased $1.0 billion, or 68.2% compared to 2021. The $485.4 million markdown in 2022 is driven by the decrease in mortgage loan origination volume and the increase in interest rates from the preceding period. The fair value markdown of $1.5 billion in 2021 was attributable to a decrease in mortgage loan origination volume from the preceding period.

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Annex A

Revaluation from forward commitments economically hedging loans held for sale and IRLCs increased by $1.0 billion, or 94.1% compared to 2021. The increase is reflective of the increase in interest rates during the period, and partially offsets the decrease in Net (loss) gain on sale of loans for the period as discussed above.

Other income

For the periods presented, Other income consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Amrock revenue	$123,476	$321,442	$349,421	$747,005
Rocket Money revenue	30,954	–	63,966	–
Rocket Loans revenue	19,801	11,047	44,365	22,473
Rocket Homes revenue	14,881	14,139	26,287	23,726
Other (1)	14,923	29,760	37,368	49,296
Total Other income	$204,035	$376,388	$521,407	$842,500

(1) Other consists of revenue from additional entities and other miscellaneous income.

Three months ended June 30, 2022 summary

Other income decreased $172.4 million, or 45.8%, to $204.0 million for the three months ended June 30, 2022 as compared to $376.4 million for the same period in 2021. The decrease was primarily a result of a $198.0 million, or 61.6% reduction in revenues at Amrock mainly related to lower closing fees driven by lower mortgage volume.

Six months ended June 30, 2022 summary

Other income decreased $321.1 million, or 38.1%, to $521.4 million for the six months ended June 30, 2022 as compared to $842.5 million for same period in 2021. The decrease was primarily a result of a $397.6 million, or 53.2% reduction in revenues at Amrock mainly related to lower closing fees driven by lower mortgage volume.

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